Exhibit 99.5

Harney Westwood & Riegels LP Craigmuir Chambers PO Box 71, Road Town Tortola VG1110, British Virgin Islands Tel: +1 284 494 2233 Fax: +1 284 494 3547

28 May 2019

greg.boyd@harneys.com

+1 284 852 4317

051341.0001/GAB

Urban Tea, Inc.

Floor 25, No. 36 Middle Wanjiali Road

Xiyingmen Commercial Plaza

Yuhua District, Changsha City, China 410014

Dear Sirs

Urban Tea, Inc. Company No 1682727 (the Company)

We are lawyers qualified to practise in the British Virgin Islands and have been asked to provide this legal opinion to you in connection with the Company’s registration statement on Form F-3 (File No. 333-227211) (the Registration Statement) filed with the Securities and Exchange Commission (SEC) pursuant to the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations promulgated thereunder, the base prospectus dated September 6, 2018 (the Base Prospectus) and the prospectus supplement dated May 24 (collectively with the Base Prospectus, the Prospectus). The Prospectus relates to the offering by the Company of the issuance of 2,845,000 ordinary shares (Ordinary Shares) and warrants to purchase 1,809,420 ordinary shares (Warrants), for an aggregate offering price of $4,608,900 (the Securities).

In each case, except as otherwise set forth in any applicable amendment and/or supplement to the Registration Statement or prospectus supplement: (a) any Ordinary Shares will be issued by the Company under and in accordance with the Company’s M&A, as amended from time to time; and (b) any Warrants will be issued pursuant to one or more Ordinary Shares Purchase Warrants issued by the Company in a form filed as an exhibit to a prospectus supplement to the Registration Statement or incorporated by reference therein, and one or more resolutions of the Board.

For the purposes of giving this opinion, we have examined the Corporate Documents (as defined in Schedule 1). We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the validity of the ordinary shares being issued in respect of the Plan which is the subject of this opinion.

In giving this opinion we have also relied upon the assumptions set out in Schedule 2 which we have not verified.

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Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the British Virgin Islands:

1	Existence and Good Standing. The Company is a company duly incorporated on 28 November 2011, with registration number 1682727; that validly exists as a BVI Business Company limited by shares and is in good standing under the laws of the British Virgin Islands. The Company is a separate legal entity and is subject to suit in its own name.

2	Capacity and Power. The Company may engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

3	Jurisdiction. The Company is subject to the jurisdiction of the courts of the British Virgin Islands and is not entitled to claim any immunity from suit or execution of any judgment on the grounds of sovereignty or otherwise.

4	Valid Issuance.

(a)	The Ordinary Shares (including any Ordinary Shares duly issued upon the exercise of Warrants pursuant to the terms thereof), when issued, sold and delivered by the Company in the manner and for the consideration stated in the Prospectus will be validly issued, fully paid and non-assessable.

(b)	When the applicable Warrants have been duly executed by the Company and delivered to and paid for by the purchasers thereof as contemplated by the Prospectus such Warrants will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

5	Searches.

(a)	No court proceedings pending against the Company are indicated by our searches of the British Virgin Islands High Court Registry referred to at paragraph of Schedule 1.

(b)	On the basis of our searches of the British Virgin Islands Registry of Corporate Affairs and the British Virgin Islands High Court Registry referred to at paragraphs 2 and 3 of Schedule 1, no currently valid order or resolution for liquidation of the Company and no current notice of appointment of a receiver over the Company or any of its assets appears on the records maintained in respect of the Company at the Registry of Corporate Affairs.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the British Virgin Islands as they are in force and applied by the British Virgin Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. We express no opinion as to matters of fact.

This opinion is rendered for your benefit and the benefit of your legal counsel (in that capacity only) in connection with the Registration Statement contemplated by the Corporate Documents and may be filed as an Exhibit to the Registration Statement.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the SEC promulgated thereunder.

It may not be used, circulated or otherwise referred to any other for any other purpose as set out herein.

Yours faithfully

Harney Westwood & Riegels LP

Schedule 1

List of Documents and Records Examined

1	a copy of the Certificate of Incorporation and Memorandum and Articles of Association of the Company obtained from the Registry of Corporate Affairs on 23 May 2019, which our searches dated 28 May 2019 indicated were not subsequently amended;

2	the records and information certified by FH Corporate Services Ltd., the registered agent of the Company, on 24 May 2019 of the statutory documents and records maintained by the Company at its registered office (the Registered Agent’s Certificate);

3	the public records of the Company on file and available for inspection at the Registry of Corporate Affairs, Road Town, Tortola, British Virgin Islands on 28 May 2019;

4	the records of proceedings on file with, and available for inspection on 28 May 2019 at the High Court of Justice, British Virgin Islands; and

5	a copy of the unanimous written consent of the board of directors of the Company dated 21 May 2019 approving and authorising the registration of an indeterminate number of ordinary shares and warrants to purchase ordinary shares to be effected by the filing of the Registration Statement (the Resolutions).

(1 – 5 above are the Corporate Documents) and

6	a copy of the Registration Statement.

The Corporate Documents and the Registration Statement are collectively referred to in this opinion as the Documents.

Schedule 2

Assumptions

1	Draft Documents. The Company will duly execute and deliver the Documents in the form of the drafts provided to us for review.

2	Solvency. The Company was on the date of this opinion able to pay its debts as they fall due, and issuing the securities as contemplated by the Registration Statement will not cause the Company to become unable to pay its debts as they fall due.

3	Authenticity of Documents. All original Documents are authentic, all signatures, initials and seals are genuine, all copies of Documents are true and correct copies.

4	Corporate Documents. All matters required by law to be recorded in the Corporate Documents are so recorded, and all corporate minutes, resolutions, certificates, documents and records which we have reviewed are accurate and complete, and all facts expressed in or implied thereby are accurate and complete, and the information recorded in the Registered Agent’s Certificate was accurate as at the date of the passing of the Resolutions.

5	No Steps to Wind-up. The directors and shareholders of each Company have not taken any steps to appoint a liquidator of and no receiver has been appointed over any of the Companies’ property or assets.

6	Resolutions. The Resolutions remain in full force and effect.

7	Unseen Documents. Save for the Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Documents.

Schedule 3

Qualifications

1	Public Records. Records reviewed by us may not be complete for various reasons. In particular you should note that:

(a)	in special circumstances the court may order the sealing of the court record, which would mean that a record of the court action would not appear on the High Court register;

(b)	failure to file notice of appointment of a receiver with the Registry of Corporate Affairs does not invalidate the receivership but merely gives rise to penalties on the part of the receiver;

(c)	a liquidator of a British Virgin Islands company has 14 days after their appointment within which they must file notice of their appointment at the Registry of Corporate Affairs; and

(d)	although amendments to the Memorandum and Articles of Association of a company are normally effective from the date of registration with the Registry of Corporate Affairs, it is possible for a British Virgin Islands court to order that they be treated as being effective from an earlier date, and searches would not reveal the amendments until the court order was subsequently filed, and accordingly our searches would not indicate such issues.

2	Foreign Statutes. We express no opinion in relation to provisions making reference to foreign statues in the Documents.

3	Good Standing. To maintain the Company in good standing under the laws of the British Virgin Islands, annual licence fees must be paid to the Registrar of Corporate Affairs.